Descartes Announces Renewed Normal Course Issuer Bid for Common Shares

WATERLOO, ONTARIO, December 18, 2009 — Descartes Systems Group (TSX: DSG) (NASDAQ: DSGX), a federated global logistics network provider, announced today acceptance by the Toronto Stock Exchange (the “TSX”) of Descartes’ Notice of Intention to make a Normal Course Issuer Bid (the “NCIB”). Pursuant to the NCIB, Descartes proposes to purchase through the facilities of the TSX and/or the NASDAQ Global Select Market (“NASDAQ”), from time to time, if it is considered advisable, up to an aggregate of 5,458,773 common shares of Descartes, representing approximately 10% of the public float, being 54,587,735 common shares as of December 11, 2009.   As of December 11, 2009, Descartes had 61,281,927 issued and outstanding common shares.

Purchases of common shares under the NCIB may commence on December 22, 2009 and will conclude on the earlier of the date on which purchases under the bid have been completed and December 21, 2010. Other than block purchase exceptions, daily purchases on the TSX will be limited to 45,572 common shares.  The NCIB does not require Descartes to purchase a minimum number of shares, and it may be modified, suspended or terminated at any time without prior notice. The specific timing and amount of share purchases will vary based on market conditions, regulatory requirements and other factors. The price that Descartes will pay for any shares will be the prevailing market price of such shares on NASDAQ or the TSX at the time of the acquisition. All purchases will be made through the facilities of the TSX and/or NASDAQ in accordance with its respective rules and policies. All common shares purchased by Descartes pursuant to the NCIB will be cancelled.

The Board of Directors of Descartes believes that the proposed purchases are in the best interests of Descartes and are a desirable use of Descartes’ funds.

On December 3, 2008, Descartes announced that it was making a normal course issuer bid to purchase up to 5,244,556 common shares of Descartes through the facilities of the TSX and/or NASDAQ.  Descartes did not purchase any shares under the bid, which commenced on December 5, 2008 and expired on December 4, 2009.

About Descartes
Descartes (TSX:DSG) (Nasdaq:DSGX) is making the world a better place by enabling global organizations with logistics-intensive businesses to save money by improving the productivity and performance of their operations. Underlying Descartes' offerings is the Descartes Global Logistics Network (GLN), one of the world's most extensive multi-modal business applications network. As a federated platform, the Descartes GLN combines with component-based 'nano' sized applications to provide messaging services between logistics trading partners, shipment management services to help manage third party carriers and private fleet management services for organizations of all sizes. Descartes' solutions and services deliver results by enabling organizations around the world to reduce administrative costs, billing cycles, fleet size, contract carrier costs, and mileage driven; improve pickup and delivery reliability; and optimize working capital through fleet visibility. Descartes' hosted, transactional and packaged solutions deliver repeatable, measurable results and fast time-to-value. Descartes customers include an estimated 1,600 ground carriers and more than 90 airlines, 30 ocean carriers, 900 freight forwarders and third-party providers of logistics services, and hundreds of manufacturers, retailers, distributors, private fleet owners and regulatory agencies. The company has more than 400 employees and is based in Waterloo, Ontario, with operations in Atlanta, Pittsburgh, Ottawa, Montreal, Miami, Minneapolis, Washington DC, Derby, London, Stockholm, Shanghai, and Toronto. For more information, visit www.descartes.com.
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Descartes Investor Contact:
Laurie McCauley
investor@descartes.com
(519) 746-6114 x 2358

Safe Harbour Statement
This release contains forward-looking information within the meaning of applicable securities laws (“forward-looking statements”) that relate to Descartes’ intentions with respect to the NCIB and other matters. Such forward-looking statements involve known and unknown risks, uncertainties and other factors and assumptions that may cause the actual results, performance or achievements of Descartes, or developments in Descartes’ business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, Descartes’ ability to continue to align operating expenses to visible and recurring revenues; the severity and length of the current global economic downturn; the impact of foreign currency exchange rates; the impact of tax expenses on net income; Descartes’ ability to successfully execute on acquisitions and to integrate acquired businesses and assets, and to predict expenses associated with and revenues from the acquisitions; the sufficiency of capital and the ability to raise capital to continue Descartes’ acquisition strategy; the ability to attract and retain key personnel and the ability to manage the departure of key personnel; departures of key customers; disruptions in the movement of freight; and other factors and assumptions discussed in the section entitled, “Certain Factors That May Affect Future Results” in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada, including Descartes’ Annual Report on Form 40-F for fiscal 2010. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.